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                                                                    Exhibit 99.1

                       CONSOLIDATED STATEMENTS OF INCOME

Three Months Ended September 30
(Unaudited)
                                              1999       1998
                                           -------    -------
(in thousands, except per share data)

Net Sales                                  $20,580    $15,305
Cost of Goods Sold                          11,888      9,328
                                           -------    -------
Gross Profit                                 8,692      5,977

General & Administrative, and
Research & Development                       2,240      1,707
Selling & Marketing                          1,951      1,375
                                           -------    -------
Operating Income                             4,501      2,895
Other Income - net                             (12)       352
Interest Income - net                          136        218
                                           -------    -------
Profit Before Tax                            4,625      3,465
Taxation                                       402        311
                                           -------    -------
NET INCOME                                 $ 4,223    $ 3,154
                                           =======    =======
EARNINGS PER SHARE
- Basic                                      $0.31      $0.23
- Diluted                                    $0.31      $0.23
Weighted Avg # Shares-Diluted               13,817     13,509

Six Months Ended September 30
(Unaudited)
                                              1999       1998
                                           -------    -------
(in thousands, except per share data)

Net Sales                                  $39,375    $31,074
Cost of Goods Sold                          22,634     18,774
                                           -------    -------
Gross Profit                                16,741     12,300

General & Administrative, and
Research & Development                       4,789      3,462
Selling & Marketing                          3,659      2,902
                                           -------    -------
Operating Income                             8,293      5,936
Other Income - net                             277        446
Interest Income - net                          195        467
                                           -------    -------
Profit Before Tax                            8,765      6,849
Taxation                                       800        615
                                           -------    -------
NET INCOME                                 $ 7,965    $ 6,234
                                           =======    =======
EARNINGS PER SHARE
- Basic                                      $0.59      $0.46
- Diluted                                    $0.58      $0.46
Weighted Avg #Shares-Diluted                13,768     13,596